Exhibit 99.1

FUJIAN SHENNONG JIAGU DEVELOPMENT CO., LTD.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED

MARCH 31, 2021

FUJIAN SHENNONG JIAGU DEVELOPMENT CO., LTD.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and

Fujian Shennong Jiagu Development Co., Ltd.

We have audited the accompanying financial statements of Fujian Shennong Jiagu Development Co., Ltd. (the “Company”), which comprise the balance sheet as of March 31, 2021, and the related statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended, and related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fujian Shennong Jiagu Development Co., Ltd. as of March 31, 2021, and the result of its operations and comprehensive income and its cash flow for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ BEIJING HUAHAO CERTIFIED PUBLIC ACCOUNTANTS

General Partnership

Beijing, China

October 13, 2021

FUJIAN SHENNONG JIAGU DEVELOPMENT CO., LTD.

BALANCE SHEET

AS OF MARCH 31, 2021

(IN U.S. DOLLARS)

2021

ASSETS
Current assets:
Cash	$3,533
Accounts receivable	10,464,583
Advances to suppliers	16,076,353
Other assets	1,320,502
Total assets	$27,864,971

LIABILITIES
Current liabilities:
Short-term borrowings	$11,528,224
Accounts payable	11,763,739
Tax payable	27,301
Deferred revenue	2,664,512
Other payables and accrued liabilities	1,716,427
Total liabilities	27,700,203

SHAREHOLDERS’ EQUITY
Paid-in capital	-
Retained earnings	158,497
Accumulated other comprehensive loss	6,271
Total shareholders’ equity	164,768

Total liabilities and shareholders’ equity	$27,864,971

The accompanying notes are an integral part of these financial statements

FUJIAN SHENNONG JIAGU DEVELOPMENT CO., LTD.

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEAR ENDED MARCH 31, 2021

(IN U.S. DOLLARS)

2021

Revenues:
Sales of goods	$9,696,134
Advertising services	750,564
Net revenues	10,446,698

Cost of revenues	(10,246,570)

Gross profit	200,128

Operating expenses:
General and administrative	(105,327)
Income from operations	94,801

Interest income	6,224
Other income	145
Income before income tax expense	101,170

Income tax expense	(25,994)
Net income	75,176

Net income	75,176
Other comprehensive loss:
Foreign currency translation	7,621
Total comprehensive income	$82,797

The accompanying notes are an integral part of these financial statements

FUJIAN SHENNONG JIAGU DEVELOPMENT CO., LTD.

STATEMENT OF SHAREHOLDERS’ EQUITY FOR THE YEAR ENDED MARCH 31, 2021

(IN U.S. DOLLARS)

	Paid-in capital	Retained earnings	Accumulated other comprehensive Income/(loss)	Total shareholders’ equity
Balance as of March 31, 2020	$-	$83,321	$(1,350)	$81,971
Foreign currency translation adjustments	-	-	7,621	7,621
Net income	-	75,176	-	75,176
Balance as of March 31, 2021	$-	$158,497	$6,271	$164,768

The accompanying notes are an integral part of these financial statements

FUJIAN SHENNONG JIAGU DEVELOPMENT CO. , LTD.

STATEMENT OF CASH FLOW FOR THE YEAR ENDED MARCH 31, 2021

(IN U.S. DOLLARS)

2021

Cash flows from operating activities:
Net income	$75,176
Changes in operating assets and liabilities:
Accounts receivable	6,249,418
Advances to suppliers	(834,462)
Other assets, net	596,840
Inventories	3,223,835
Accounts payable	(10,887,101)
Deferred revenue	388,801
Tax payable	145,648
Other payables and accrued liabilities	965,467
Net cash used in operating activities	(76,378)

Cash flows from financing activities:
Proceeds from short term borrowings	58,291
Net cash provided by financing activities	58,291
Effect of foreign exchange rate changes on cash	993

Net decrease in cash	(17,094)
Cash, beginning of year	20,627
Cash, end of year	$3,533

Cash paid for income tax	$414
Cash paid for interest expense	$-

The accompanying notes are an integral part of these financial statements

FUJIAN SHENNONG JIAGU DEVELOPMENT CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED MARCH 31, 2021

(Amounts expressed in US dollar unless otherwise stated)

1.	ORGANIZATION AND NATURE OF OPERATIONS

The accompanying financial statements include the financial statements of Fujian Shennong Jiagu Development Co., Ltd. (the “Company”).

The Company was incorporated under the law of the People’s Republic of China (“PRC”) on December 10, 2012. As of March 31, 2021, the Company was wholly owned by Mr. Liu Wensheng. The Company serves as trading company focus on agriculture products, electronic products and hardware products. In 2021, the Company also provide advertising services.

2. PRINCIPAL ACCOUNTING POLICIES

2.1 Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The summary of significant accounting policies presented below is designed to assist in understanding the Company’s financial statements. Such financial statements and accompanying notes are the representations of the Company’s management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”) in all material respects and have been consistently applied in preparing the accompanying financial statements.

2.2 Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts reported in the accompanying financial statements and related disclosures. The estimate is based on management’s best knowledge of current events and actions that the Company may take in the future, actual results could materially differ from the estimate.

2.3 Foreign currency translations

The Company’s reporting currency is the United States dollar (“US$” or “U.S. dollars”). The Company’s functional currency is the Renminbi (“RMB”).

Transactions denominated in currencies other than functional currencies are translated at the exchange rates quoted by the People’s Bank of China (the “PBOC”), prevailing or averaged at the dates of the transaction for PRC. Gains and losses resulting from foreign currency transactions are included in the statements of income and comprehensive loss. Monetary assets and liabilities denominated in foreign currencies are translated using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in the statement of income.

Assets and liabilities of the Company are translated at the current exchange rates quoted by the PBOC in effect at the balance sheet date, equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rate in effect during the reporting period to US$. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive loss in the statements of changes in Shareholders’ equity for the year presented.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

March 31, 2021
Period-end spot rate	US$1=RMB 6.5713 Yuan
Average rate	US$1=RMB 6.7960 Yuan

FUJIAN SHENNONG JIAGU DEVELOPMENT CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED MARCH 31, 2021

(Amounts expressed in US dollar unless otherwise stated)

2.4 Cash

Cash consists of petty cash on hand and cash held in banks, which are highly liquid and are unrestricted as to withdrawal or use. The Company maintains all bank accounts in the mainland China. Cash balances in bank accounts in mainland China are not insured by the Federal Deposit Insurance Corporation or other programs.

2.5 Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company reviews on a periodic basis for doubtful accounts for the outstanding trade receivable balances based on historical experience and information available. Additionally, the Company makes specific bad debt provisions based on (i) specific assessment of the collectability of all significant accounts; and (ii) any specific knowledge which the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability. As of March 31, 2021, no allowance has been made for accounts receivables.

2.6 Inventories

Inventories are stated at the lower of cost and net realizable value. Cost elements of inventories comprise the purchase price of products, shipping charges to receive products from the suppliers when they are embedded in the purchase price. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, so the Company continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, inventory aging, expiration date, expected demand, anticipated sales price, product obsolescence and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact the Company’s gross margin and operating results. If actual market conditions are more favorable, the Company may have higher gross margin when products that have been previously reserved or written down are eventually sold. As of March 31, 2021, management compared the cost of inventories with their net realizable value and determined no inventory write-down was necessary.

2.7 Deferred revenue

Deferred revenue generally consists of payments received from customers for advertising services.

The Company recognizes the advertising service fee as deferred revenue when cash is received and recognize as revenue during the service period.

2.8 Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, effective as of January 1, 2019. Accordingly, the financial statements for the year ended March 31, 202 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

FUJIAN SHENNONG JIAGU DEVELOPMENT CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED MARCH 31, 2021

(Amounts expressed in US dollar unless otherwise stated)

The Company generates revenues from sales of goods and provide advertising services. No practical expedients were used when adoption ASC 606. Revenue recognition policies for each type of revenue stream are as follow:

Sales of goods

The Company sales agriculture products, electronic products and hardware products. The performance obligation is completed when the goods are transferred to the customers. The transaction price is determined according to the contract as well as the sales order. Generally, the credit term is within two months. There is no other obligation in the contracts, such as return, refund or warranties. Revenue is recognized at the point in time when the goods are transferred to the customers.

Advertising service

The Company derives its advertising service revenue by providing designed advertising products based on customers’ order. The service is considered a performance obligation whereas the customer can only obtain benefit when the advertising result are passed to the customers. The transaction price is according to the contract. Generally, the credit term is within two months. There is no other obligation in the contracts, such as return, refund or warranties. Revenue is recognized when the benefit is transferred to the customers.

Principal and Agent Considerations

GAAP requires us to evaluate, using a control model, whether the Company itself promises to provide services to the customers (as a principal) or to arrange for services to be provided by another party (as an agent). In determining whether the Company acts as the principal or an agent, the Company follows the accounting guidance for principal-agent considerations. The determination of whether the Company is acting as a principal or an agent in a transaction involves judgment and is based on an evaluation of the terms of each arrangement. While none of the factors identified in this guidance is individually considered presumptive or determinative, the Company concluded that, during the year ended March 31, 2021, gross revenue treatment appropriate for the sales of goods and advertising services revenue stream.

Deferred revenue

The Company records the cash received from the customers for the above mentioned business as deferred revenue when received. And deferred revenue is recorded as revenue when the performance obligation is completed.

2.9 Cost of revenues

Cost of revenues consists primarily of the cost of goods sold and the service expenses charge for the advertising business.

2.10 General and administrative expenses

General and administrative expenses consist primarily of payroll and related compensation for employees engaged in management and administration incurred by those employees, public relations, professional service fees and other general corporate expenses.

2.11 Advertising expenses

Advertising expenditures are expensed as incurred and such expenses were included as part of selling and marketing expenses. For the year ended December 31, 2021, the advertising expenses amounted to approximately $0.8 million.

FUJIAN SHENNONG JIAGU DEVELOPMENT CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED MARCH 31, 2021

(Amounts expressed in US dollar unless otherwise stated)

2.12 Taxation

Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations.

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and for operating loss and tax credit carry-forwards. Deferred income taxes are measured using the currently enacted tax rate and laws. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date change. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

The Company recognizes a tax benefit associated with an uncertain tax position when, in management’s judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The effective tax rate for the Company includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classifies applicable interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense. The Company did not record any unrecognized tax benefits during the year ended March 31, 2021.

Value-added Tax (“VAT”)

Value-added taxes (“VAT”) collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. VAT collected from customers is excluded from revenue. The Company is generally subject to the value added tax (“VAT”) for selling product and providing advertising services. The Company is subject to a VAT rate of 17% for selling products and 6% for providing advertising services.

2.13 Comprehensive income (loss)

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of equity but are excluded from net income. Other comprehensive income consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

2.14 Recently accounting pronouncements

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. On May 15, 2019, the FASB issued ASU 2019-05, which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11, “Codification Improvements to Topic 326, Financial Instruments – Credit Losses.” ASU 2019-11 is an accounting pronouncement that amends ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The ASU 2019-11 amendment provides clarity and improves the codification to ASU 2016-03. The pronouncement would be effective concurrently with the adoption of ASU 2016-03. The pronouncement is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. In February 2020, the FASB issued ASU No. 2020-02, which provides clarifying guidance and minor updates to ASU No. 2016-13 – Financial Instruments – Credit Loss (Topic 326) (“ASU 2016-13”) and related to ASU No. 2016-02 - Leases (Topic 842). ASU 2020-02 amends the effective date of ASU 2016-13, such that ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact this ASU will have on its financial statements and related disclosures.

FUJIAN SHENNONG JIAGU DEVELOPMENT CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED MARCH 31, 2021

(Amounts expressed in US dollar unless otherwise stated)

In February 2016, the Financial Accounting Standards Board (“FASB”)FASB issued Accounting Standard Updates (“ASUs”)ASU 2016-02, “Leases (Topic 842),” which increases lease transparency and comparability among organizations. The new guidance, which creates new accounting and reporting guidelines for leasing arrangements, requires organizations that lease assets to recognize assets and liabilities on the balance sheet related to the rights and obligations created by those leases, regardless of whether they are classified as finance or operating leases. Consistent with current guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease primarily will depend on its classification as a finance or operating lease. The guidance also requires new disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The new standard is effective for public business entities for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, with early application permitted. In March 2019, the FASB issued ASU 2019-01, Leases (Topic 842) Codification Improvements, which further clarifies the determination of fair value of the underlying asset by lessors that are not manufacturers or dealers and modifies transition disclosure requirements for changes in accounting principles and other technical updates. The amendments in ASU 2019-01 amend Topic 842 and the effective date of those amendments is for fiscal years beginning December 15, 2019, and interim periods within those fiscal years for public business entities. For all other entities, ASC 842 is effective for annual periods beginning after December 15, 2021. The Company is currently evaluating the impact of the new pronouncement on its consolidated financial statements but does not expect it to have a significant impact.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the financial position, statements of operation and cash flow.

3. ACCOUNTS RECEIVABLE

The following table summarized the details of the Company’s accounts receivables and allowance for doubtful accounts:

2021

Account receivable	$10,464,583
Less: allowance for doubtful accounts	-
$10,464,583

4. ADVANCES TO SUPPLIERS

As of March 31, 2021, all the balance of advances to suppliers are the prepaid cost of goods. Due to the impact of COVID-19, the suppliers delayed their delivery in the year ended March 31, 2021. All the advances to suppliers has been settled as of August 31, 2021.

5. SHORT TERM BORROWINGS

As of March 31, 2021, the Company has amounted $11.6 million short term borrowings from several third party individuals or a company. These borrowings are interest-free and due on demand.

6. EMPLOYEE BENEFITS

The Company’s employee benefit primarily related to the full-time employees of the Company, including medical care, welfare subsidies, unemployment insurance and pension benefits. The full-time employees are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant PRC regulations and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees. The total expenses recorded for such employee benefits amounted to $86,008 for the year ended March 31, 2021.

FUJIAN SHENNONG JIAGU DEVELOPMENT CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED MARCH 31, 2021

(Amounts expressed in US dollar unless otherwise stated)

7. TAXATION

The Company is subject to PRC Corporate Income Tax (“CIT”) on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant PRC income tax laws.

In 2007, the National People’s Congress passed new PRC CIT Law and Detailed Implementation Rules of China CIT Law. The CIT laws were effective on January 1, 2008. The CIT laws apply a general enterprise income tax rate of 25% to both foreign-invested enterprises and domestic enterprises.

For the Company, the applicable income tax rate is 25%. And as of March 31, 2021, the Company had net income before income tax expense amounted to $99,639.

Composition of income tax expense

The current and deferred portion of income tax expense included in the statement of income for the year ended March 31, 2021 as follows:

2021

Current income tax expenses	$25,994
Deferred income tax expenses	-
$25,994

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation between the statutory CIT rate and the Company’s effective tax rate for the year ended March 31, 2021 was as follows:

2021

Statutory CIT rate	25.0%
Non-deductible expenses incurred	0.7%
25.7%

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2021, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties during the year ended March 31, 2021.

FUJIAN SHENNONG JIAGU DEVELOPMENT CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED MARCH 31, 2021

(Amounts expressed in US dollar unless otherwise stated)

8. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company has entered into leasing arrangement relating to office premises that are classified as operating leases. Future minimum lease payments for non-cancellable operating leases are as follows:

Office Premise

2021	12,360
2022	3,090
15,450

Rental expense amounted to $12,360 for the year ended March 31, 2021 is charged to the statement of operations and comprehensive income when incurred.

Contingencies

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of March 31, 2021, Company has no pending legal proceedings.

9. CONCENTRATION OF CUSTOMMERS AND SUPPLIERS

All revenue was derived from customers located in PRC. For the year ended March 31, 2021, Fuzhou Jushidai E-commerce Co., Ltd, Maritime Silk Road Development (Fujian) Co., Ltd and Fujian hydropower Network Technology Co., Ltd. contributed approximately 45%, 19% and 11% of total revenues of the Company, respectively.

For the year ended March 31, 2021, Zhongke Xintong Industry (Fujian) Co., Ltd., Fujian Jindamai Industrial Co., Ltd., Fujian zhancarbon Development Co., Ltd and Fujian Xinmanhe Trading Co., Ltd contributed approximately 22%, 21% 15% and 12% of total purchases of the Company, respectively.

10. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through October 13, 2021, the date the financial statements were available to be issued. No other events require adjustment to or disclosure in the financial statements.